

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4720

January 4, 2010

Lisa Roskens
Chief Executive Officer
America First Tax Exempt Investors, L.P.
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

        **RE: America First Tax Exempt Investors, L.P.
                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed March 4, 2009
                Form 10-Q for the Quarterly Period Ended September 30, 2009
                Filed November 6, 2009
                File No. 000-24843**

Dear Ms. Roskens,

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>September 30, 2009 Form 10-Q</u>

4. Investments in Tax-Exempt Bonds, page 11

1. We note you have significant exposure from your investment in mortgage revenue bonds and loans made related to Woodland Park, The Gardens of Decordova, and The Gardens of Weatherford.

    a. Please provide us the other-than-temporary impairment analysis you performed for each of the mortgage revenue bonds as of September 30, 2009 and revise future filings to describe this analysis in reasonable detail. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

    b. Please provide us your calculation of the present value of cash flows expected to be collected for each of the mortgage revenue bonds and provide supporting commentary for each source of cash flows. Also, tell us the discount rate used, how you determined it and how you determined it was in consistent with the guidance in FASB ASC 320-10-35-33D.

    c. Please tell us in detail and revise future filings to disclose how you assessed the collectability of your loans to the owners of the properties and concluded that no bad debt allowance was needed.

        In your responses to the above comments, please specifically tell us how you considered the following in your analysis/assessments:

        *   The low occupancy rates of Woodland Park and The Gardens of Decordova,
        *   The withdraw of the limited partners related to The Gardens of Decordova and The Gardens of Weatherford, and
        *   The fact that the Gardens of Weatherford project currently does not have sufficient funds to complete construction of the project or to pay the outstanding principal on the bonds should the project not be constructed.

2. Please tell us in detail and revise future filings to disclose how you assessed the collectability of your receivable of $718,000 related to your remedies against the project owner and developer of Prairiebrook Village and concluded that no bad debt allowance was needed.

6. Discontinued Operations and Assets Held for Sale, page 13

3. Please tell us how you considered whether to present the financial results related to the sale of Oak Grove Commons Apartments as discontinued operations. Please tell us how you considered the guidance of FASB ASC 205-20. To the extent that you determined that the amounts involved were not material, please provide us with your materiality calculation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief